Via Facsimile and U.S. Mail
Mail Stop 6010

February 25, 2009

Richard D. Peterson
Executive Vice President,
Chief Financial Officer and Treasurer
Medicis Pharmaceutical Corporation
7720 North Dobson Road
Scottsdale, AZ 85256-2740

Re: Medicis Pharmaceutical Corporation
         Form 10-K for the fiscal year ended December 31, 2007
         File Number: 001-14471

Dear Mr. Peterson,

       We have completed our review of your Form 10-K and your related filings and
have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief